Exhibit 99.1

Big Tree Cloud Holdings Limited Receives Nasdaq Notice on MVLS and MVPHS Requirements

SHENZHEN, China, January 5, 2026 /PRNewswire/ — Big Tree Cloud Holdings Limited (the “Company”) (NASDAQ: DSY) today announced that it recently received two notification letters from The Nasdaq Stock Market LLC (“Nasdaq”).

On December 29, 2025, the Company received a notification letter from Nasdaq, based on Nasdaq’s review of the Company’s Market Value of Listed Securities (“MVLS”) for at least 30 consecutive business days from November 13, 2025 to December 26, 2025, the Company’s MVLS was below the required minimum of $50,000,000. Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has been granted a 180-calendar-day compliance period, or until June 29, 2026, to regain compliance with the MVLS requirement. To regain compliance, the Company’s MVLS must close at $50,000,000 or more for a minimum of ten consecutive business days during the compliance period. The letter notifies the Company of a deficiency but does not immediately affect its Nasdaq listing status.

On December 31, 2025, the Company received an additional notification letter from Nasdaq, based on Nasdaq’s review of the Company’s Market Value of Publicly Held Shares (“MVPHS”) for at least 30 consecutive business days from November 6, 2025 to December 30, 2025, the Company’s MVPHS was below the required minimum of $15,000,000. Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has been granted a 180-calendar-day compliance period, or until June 29, 2026, to regain compliance with the MVPHS requirement. To regain compliance, the Company’s MVPHS must close at $15,000,000 or more for a minimum of ten consecutive business days during the compliance period. The letter notifies the Company of a deficiency but does not immediately affect its Nasdaq listing status.

Both notification letters have no immediate effect on the listing or trading of the Company’s ordinary shares. The Company will consider available options during this period to restore compliance with Nasdaq listing requirements. The Company remains committed to executing its long-term business strategy and enhancing shareholder value.

Despite receiving this notification letter, the Company remains confident in the fundamentals of its core business and its position in China’s personal care market. While continuously optimizing operations in its traditional paper hygiene products business, the Company is actively embracing innovation to explore new growth pathways. The Company has recently expanded into the field of artificial intelligence by launching an AI creator ecosystem platform, which is designed to address the growing market demand for AI-related skills and provide additional growth momentum for the Company. Management remains focused on operational optimization, strategic execution, and prudent capital allocation, committed to creating sustainable value for shareholders. The combination of robust operations in its traditional business and the growth potential of its new ventures will lay a solid foundation for continued success in the future.

About Big Tree Cloud Holdings Limited

Founded in 2020, Big Tree Cloud is positioned as an international capital platform focused on industrial integration and strategic investment in China’s personal care industry. The Company is committed to empowering industries through capital operations. Currently, Big Tree Cloud is accelerating its expansion into the AI sector. This new business line aims to capture the growing market demand for AI skills, injecting fresh momentum into the Company’s development.

The core talent for the company’s artificial intelligence business has officially been secured. Through appointing new key leaders, recruiting top technical heads and world-class AI experts, and continuously attracting leading talent in the AI field, the company is building formidable innovative capabilities.

For detailed information regarding the recruitment of AI professionals for our company, please refer to the following:

https://ir.bigtreeclouds.com/2026-01-02-Big-Tree-Cloud-Holdings-Limited-Announces-AI-Business-Expansion,-Key-Management-Appointments-and-Changes

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws, including but not limited to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to, among other things, the Company’s ability to regain compliance with the minimum Market Value of Listed Securities (“MVLS”) requirement under Nasdaq Listing Rule 5450(b)(2)(A), the timing and outcome of the compliance process pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company’s ability to meet the minimum Market Value of Publicly Held Shares (“MVPHS”) requirement under Nasdaq Listing Rule 5450(b)(2)(C), the compliance restoration process pursuant to Rule 5810(c)(3)(D), and the Company’s future business development. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, including but not limited to, fluctuations in the market price of the Company’s ordinary shares, changes in overall market conditions, the Company’s ability to maintain compliance with applicable Nasdaq listing standards, and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events, circumstances, or changes in expectations, except as required by applicable law or Nasdaq rules.

Investor Relations Contact

Ting Yan

Phone: +86 15986815865

Email: yanting@bigtreeclouds.com